UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Changes of Registrant’s Certifying Accountants

On June 13, 2022, the Board of Directors of Freight Technologies, Inc. (the “Company”) approved the dismissal of Centurion ZD CPA & Co. (“CZD”) as the Company’s independent registered public accounting firm, effective immediately.

CZD’s reports on the financial statements of the Company for each of the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2021 and 2022 and through June 13, 2022, there were no disagreements between the Company and CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to CZD’s satisfaction, would have caused CZD to make reference to the subject matter of the disagreements in their reports on the Company’s consolidated financial statements for such periods.

During the Company’s years ended December 31, 2021 and 2020 and through June 13, 2022, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The Company has provided CZD with a copy of the foregoing disclosures and has requested that CZD review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of CZD’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

On June 13, 2022, the audit committee of the Board of Directors of Freight Technologies, Inc. approved the appointment of UHY LLP (“UHY”) as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2022.

During the two fiscal years ended December 31, 2021 and 2020 and through June 13, 2022, neither the Company nor anyone on its behalf consulted UHY regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that UHY concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event as described above.

Exhibits

Exhibit No.	Description

99.1	Centurion ZD CPA & Co.’s letter to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2022	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer